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Exhibit 99.1

HUDBAY MINERALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended June 30, 2006

(expressed in Canadian Dollars)

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Revenue	$261,727	$158,188	$469,690	$309,713
Expenses:
Operating	138,942	114,110	260,829	231,823
General and administrative	6,318	5,947	12,246	9,588
Depreciation and amortization	15,649	13,228	31,191	25,952
Accretion of asset retirement obligation	659	649	1,319	1,301
Exploration	3,871	3,216	7,005	3,785
Foreign exchange (gain)	(25)	(424)	(1,293)	(674)

	165,414	136,726	311,297	271,775

Operating earnings	96,313	21,462	158,393	37,938
Interest expense	(3,279)	(5,735)	(8,033)	(11,388)
Foreign exchange gain (loss) on long term debt	7,321	(2,765)	6,497	(4,095)
Gain (loss) on derivative instruments (note 10)	9,221	(1,819)	13,552	545
Premium on long-term debt prepayment	(12,252)	—	(12,252)	—
Interest and other income	1,972	635	3,144	1,105
Amortization of deferred financing fees	(4,706)	(366)	(5,068)	(707)

Earnings before income tax	94,590	11,412	156,233	23,398
Tax recovery (expense) (note 8)	58,246	(2,721)	72,589	(5,526)

Earnings for the period	$152,836	$8,691	228,822	$17,872

Earnings per share:
Basic	$1.71	$0.11	$2.62	$0.22
Diluted	$1.30	$0.11	$2.03	$0.22
Weighted average number of common shares outstanding
Basic	89,335,965	81,388,858	87,375,369	79,646,755
Diluted	117,203,669	81,959,645	112,702,524	80,133,777

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Retained earnings (deficit), beginning of period	$154,718	$2,695	$78,732	$(6,486)
Earnings for the period	152,836	8,691	228,822	17,872

Retained earnings, end of period	$307,554	$11,386	$307,554	$11,386

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED BALANCE SHEET

(in thousands of Canadian dollars)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$113,440	$141,660
Accounts receivable	95,646	44,698
Inventories	155,503	116,596
Prepaid expenses	5,541	3,625
Current portion of fair value of derivatives	13,222	4,483
Future income tax asset (note 8)	106,500	26,200

	489,852	337,262
Property, plant and equipment	431,480	378,207
Other assets (note 4)	7,991	13,284

	$929,323	$728,753

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable and accrued liabilities	$122,353	$91,930
Interest payable on long-term debt	2,797	8,004
Current portion of other liabilities (note 5)	27,842	28,211

	152,992	128,145

Long-term debt (note 6)	69,912	191,493
Pension obligations	46,129	46,743
Other employee future benefits	63,142	61,250
Asset retirement obligations	30,739	29,219
Obligations under capital leases	7,019	9,011
Future income tax liabilities	3,982	1,666

	$373,915	$467,527

Shareholders' equity:
Share capital:
Common shares (note 9 (a))	217,995	143,611
Warrants (note 9 (a)&(b))	17,271	28,931
Contributed surplus	12,697	10,015
Cumulative translation adjustment	(109)	(63)
Retained earnings	307,554	78,732

	555,408	261,226

	$929,323	$728,753

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Earnings for the period	$152,836	$8,691	$228,822	$17,872
Items not affecting cash:
Depreciation and amortization	15,649	13,228	31,191	25,952
Tax expense (recovery)	(66,705)	3,468	(81,643)	5,470
Unrealized foreign exchange (gain) loss	(5,861)	2,045	(5,343)	3,131
Amortization of deferred financing costs	4,706	366	5,068	707
Accretion expense on asset retirement obligation	659	649	1,319	1,301
Stock-based compensation	1,823	1,354	4,074	1,354
Unrealized portion of change in fair value of derivative	(3,837)	2,869	(6,996)	1,631
Other	(942)	181	(190)	241
Change in non-cash working capital (note 11)	(13,974)	5,157	(65,822)	8,235

	84,354	38,008	110,480	65,894

Financing activities:
Repayment of debt obligations	(114,350)	(2,000)	(115,518)	(2,000)
Issuance of common shares, net of costs	16,958	9,232	16,958	17,901
Proceeds on exercise of stock options	2,568	—	3,748	—
Proceeds on exercise of warrants	40,019	—	44,288	—
Repayments of obligations under capital leases	(950)	(916)	(1,886)	(384)
Deferred financing cost	—	(217)	—	(350)

	(55,755)	6,099	(52,410)	15,167

Investing activities:
Additions to property, plant and equipment	(41,155)	(18,292)	(68,158)	(35,590)
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired (note 3)	—	—	(17,041)	—

Decrease in restricted cash	—	—	—	13,000
Additions to environmental deposits	48	(21)	63	(21)

	(41,107)	(18,313)	(85,136)	(22,611)

Foreign exchange (loss) gain on cash held in foreign currency	(1,416)	720	(1,154)	964

Change in cash and cash equivalents	(13,924)	26,514	(28,220)	59,414
Cash and cash equivalents, beginning of period	127,364	97,453	141,660	64,553

Cash and cash equivalents, end of period	$113,440	$123,967	$113,440	$123,967

See accompanying notes to consolidated financial statements

HUDBAY MINERALS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Canadian dollars, except where otherwise noted)
(Unaudited)
For the three and six months ended June 30, 2006

1.     Nature of business

  The Company is an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada. It operates a copper and zinc metal production complex in Flin Flon, Manitoba, Canada, a zinc oxide production facility in Brampton, Ontario, Canada, a mine in New York, USA and on January 1, 2006 acquired a copper refinery operation in Michigan, USA.

  During the quarter, the Company incorporated HudBay Marketing and Sales Inc. (HMS) as a wholly owned subsidiary to, among other things, purchase and sell inventory of the Company and enter into commodity derivatives associated with these transactions.

2.     Basis of presentation and principles of consolidation

  These unaudited interim consolidated financial statements include the financial statements of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint ownership.

  The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.     Acquisition of White Pine Copper Refinery Inc.

  On January 1, 2006, the Company, through its wholly owned subsidiary, Hudson Bay Mining and Smelting Co., Limited (HBMS), acquired all of the outstanding common shares of White Pine Copper Refinery Inc. (WPCR) for total cash purchase consideration of $17,913. The acquisition is accounted for by the purchase method and the result of operations and cash flows has been included within these consolidated financial statements from January 1, 2006.

  The following table summarizes the allocation of the purchase consideration based on management's estimate of the fair value of the assets and liabilities acquired on the date of acquisition.

Current assets (including cash of $872)	$2,817
Property, plant and equipment	16,306
Current liabilities	(1,210)

$17,913

4.     Other assets

	June 30, 2006	December 31, 2005
Fair value of derivatives	$3,754	$269
Deferred financing costs	2,542	7,610
Environmental deposits	1,695	1,758
Deferred option premiums	—	3,647

	$7,991	$13,284

5.     Current portion of other liabilities

	June 30, 2006	December 31, 2005
Current portion of long-term debt	$4,000	$4,000
Current portion of pension obligation	17,604	18,354
Current portion of other employee future benefits	2,307	2,032
Current portion of obligations under capital leases	3,931	3,825

	$27,842	$28,211

6.     Long-term debt

	June 30, 2006	December 31, 2005
Senior Secured Notes	$63,413	$181,428
Province of Manitoba	10,499	14,065

	$73,912	$195,493
Less current portion of long term debt	4,000	4,000

	$69,912	$191,493

  On January 31, 2006, HBMS concluded a $25 million revolving credit facility that matures on January 30, 2007. Subject to the approval of the lenders, the initial maturity date may be extended for an additional 364 days. Subsequent to June 30, 2006 the facility was increased to $50 million.

  The borrowings under this facility may be made in either Canadian dollars in the form of (a) Prime Rate Advances or (b) Bankers' Acceptances or in United States dollars in the form of (i) United States Base Rate Advances or (ii) London Interbank Offered Rate (LIBOR) loans. Borrowings under these facilities bear interest, when drawn, at a rate that varies based on the type of borrowing. Canadian or US dollar denominated letters of credit or guarantees can also be used against this facility. As of June 30, 2006 there were no amounts drawn under the facility.

  This credit facility provides that during the term of this agreement, HBMS will be required to maintain a Total Leverage Ratio not exceeding 3.25 to 1 and an Interest Coverage Ratio of not less than 3.5. As of June 30, 2006, the Company is in compliance with these covenants.

7.     Defined benefit pension and other future employee benefit expense

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Pension expense	$2,139	$2,325	$4,997	$4,650
Other future employee benefits expense	1,617	1,254	3,234	2,404

	$3,756	$3,579	$8,231	$7,054

8.     Income taxes

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Income tax provision applicable to:
Current taxes	$(8,459)	$(95)	$(9,054)	$(524)
Future taxes	66,705	(2,626)	81,643	(5,002)

Income tax recovery	$58,246	$(2,721)	$72,589	$(5,526)

  As the current projections of earnings for the full year would result in the requirement to pay mining taxes, the current tax expense includes an estimate for Manitoba mining tax of $8,340 for the six months ended June 30, 2006. No such expenses have been recorded in prior periods as the utilization of previously unrecognized timing differences were such that no taxes were previously payable.

  The future income tax asset incorporates a valuation allowance that represents management's estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Since HBMS had many years of ever increasing timing differences, with 2005 the first year of a reduction, the future income tax asset has been based on only one future year of earnings. This is considered appropriate due to uncertainties of future metal prices, and exchange rates, but will continue to be reviewed as circumstances change. Based on a survey of analysts, metal price projections for the upcoming year have increased substantially, affecting the Company's earnings projections and therefore resulting in a requirement to re-evaluate the value of the tax asset. Accordingly, as at June 30, 2006, the asset was increased from $38.5 million to $106.5 million.

9.     Share capital

  (a)
  Common shares:

    Authorized:

    Unlimited common shares
    Issued:

	Three months ended June 30, 2006		Six months ended June 30, 2006
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of period	86,188,558	$147,588	84,807,452	$143,611
Exercise of warrants	13,479,723	60,673	14,426,655	66,671
Exercise of options	715,102	3,496	1,149,276	5,137
Issued flow through shares	1,460,000	20,075	1,460,000	20,075
Share issue costs	—	(13,837)	—	(13,837)
Tax impact of flow-through shares	—	—	—	(3,662)

Balance, end of period	101,843,383	$217,995	101,843,383	$217,995

    Pursuant to a short form prospectus dated May 30, 2006, the Company offered new common shares as an incentive for holders of its publicly-traded warrants to early exercise such warrants during a 30-day early exercise period commencing June 5, 2006. As at June 30, 2006, 377,570,290 warrants were exercised resulting in the issuance of 13,340,808 shares including early exercise shares of 755,132 (0.002 per warrant) for cash proceeds of $39,645. Share issuance costs include approximately $2,081 of costs incurred plus the estimated value of the incentive shares of $10,723. Subsequent to June 30, 2006, an additional 621,378,403 warrants were exercised pursuant to the early exercise transaction resulting in the issuance of 21,955,363 shares, including 1,242,750 early exercise shares, for cash proceeds of $65,244. Eligible warrants that were not exercised as of July 5, 2006 were subject to automatic exchange for common shares leaving a small number of ineligible warrants outstanding.

    Including warrant transactions for the publicly-traded warrants exercised prior to June 5, 2006 and warrants not publicly traded, a total of 13,479,723 shares were issued during the quarter. The $60,673 amount from the exercise of warrants represents the cash proceeds from the exercised warrants of $40,019, the incentive shares estimated value of $10,723 and the estimated fair value of the warrants of $9,932.

    On April 25, 2006, the company issued 1.46 million flow-through common shares at a price of $13.75 per share for gross proceeds of $20,075 less share issue costs of $1,033. Proceeds from the private placement will be used for exploration and development on the Company's Canadian properties.

    During 2005, the Company completed two private placements for a total of 2,999,452 flow-through common shares with proceeds from the financing for Canadian exploration. In February 2006, the Company renounced $10 million of the flow-through financing to investors with an effective date of December 31, 2005. In accordance with EIC-146, "Flow-through shares", the Company reduced its share capital by $3,662 using a tax rate of approximately 37% applied to the temporary taxable differences created by the renunciation.

  (b)
  Warrants:

	Three months ended June 30, 2006		Six months ended June 30, 2006
	Number	Amount	Number	Amount
Warrants outstanding, beginning of period	1,047,930,856	$27,203	1,076,082,458	$28,931
Underlying warrants issued	—	—	256,649	—
Exercised	(381,737,817)	(9,932)	(410,146,068)	(11,660)

Warrants outstanding, end of period	666,193,039	$17,271	666,193,039	$17,271

    Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at June 30, 2006 are as follows:

Warrants outstanding	Exercise price	Expiry date
1,600,439	0.06	September 28, 2006
1,950	0.05	September 28, 2006
1,564,400	0.12	November 20, 2006
35	0.09	November 30, 2006
13,531,407	0.086	December 21, 2006
649,494,808	0.105	December 21, 2009

666,193,039

  (c)
  Stock option plan:

    Pursuant to the Company's stock option plan (the "Plan") approved in June 2005, during the quarter ended June 30, 2006, the Company granted additional options to directors and employees of the company for the 2006 entitlement. The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.2%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 50%; and a weighted average expected life of these options of 4 years.

    The fair value of the options granted earlier in 2006 were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

	Three months ended June 30, 2006		Six months ended June 30, 2006
	Number of options	Average exercise price	Number of options	Average exercise price
Balance, beginning of period	4,676,367	$5.06	3,498,828	$2.66
Granted	300,000	14.06	1,911,713	10.34
Exercised	(728,450)	3.59	(1,162,609)	3.26

Outstanding, end of period	4,247,917	$5.95	4,247,932	$5.95

    The following table summarizes the options outstanding at June 30, 2006:

Number of options outstanding	Exercise price	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average remaining contractual life (years)
2,265,620	$2.59	8.9	1,108,710	8.9
16,667	3.00	2.4	16,667	2.4
150,000	3.35	9.3	—	9.3
26,667	7.64	9.6	—	9.6
1,488,963	9.70	9.7	441,116	9.7
300,000	14.06	9.9	99,990	9.9

4,247,917	$5.95		1,666,483

10.   Risk management using financial instruments

  The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

  (a)
  Foreign currency risk management:

    The Company uses forward exchange contracts to limit the effects of movements in exchange rates on certain foreign currency-denominated assets and liabilities and future anticipated transactions.

    The Company holds put options securing the right, but not the obligation to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. Prior to January 1, 2006 this option met hedge accounting and was accounted for as such. This option was matched to future forecasted cash receipts, but due to changes in payment terms for sales contracts the critical terms no longer matched. As such, this option became ineligible for hedge accounting. The unrealized gain on the option was deferred at January 1, 2006 with $438 to be taken into income over the remaining term of the option ($36 per quarter). The changes in fair value after January 1, 2006 are taken into income ($1,573 for the second quarter, $1,726 year-to-date to June 30, 2006.

  (b)
  Commodity price risk management:

    From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

    The Company manages the risk associated with forward physical sales where it receives a fixed price regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. Previously forward contracts were held through its 50% joint venture interest in CMM, however effective June 1, the Company assumed 100% of all contracts outstanding. At June 30, 2006, the Company had outstanding forward contracts to purchase 11,125 tonnes of zinc at prices ranging from US$1,043 to US$3,745 per tonne with settlement dates prior to December 31, 2008. The fair value approximates its carrying value.

11.   Change in non-cash working capital

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Accounts receivable	$(8,360)	$(1,049)	$(50,442)	$2,262
Inventories	(23,174)	(8,362)	(37,657)	1,931
Accounts payable and accrued liabilities	20,015	7,863	29,213	(2,957)
Prepaid expenses	(1,622)	1,460	(1,729)	(3,389)
Interest payable	(833)	5,245	(5,207)	10,388

	$(13,974)	$5,157	$(65,822)	$8,235

12.   Supplementary cash flow information

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Interest paid	$3,899	$307	$12,805	$582
Additions to obligations under capital leases	—	—	—	1,451

13.   Commitments

  In 2003, the Company established a wholly owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York, USA for the purposes of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York. Total consideration paid consisted of a cash deposit of US$1 million required to assume an environmental bond. In addition, a contingent consideration, consisting of US$20 million, may be required in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration would be out of 30% of the net future cash flow from operations after allowing for reasonable capital and exploration expenditures. The contingent consideration would be increased by a further US$5 million if the monthly average special high grade settlement price of zinc, as quoted by The London Metal Exchange, averages US$0.70 or greater during any consecutive 24-month period after the closing date and prior to the fifth anniversary of the date on which the seller receives payment of the US$20 million. During the quarter, this condition was met and the contingent consideration was increased to US$25 million.

14.   Segmented information

  The Company is an integrated base metals producer and operates in a single reportable operating segment.

  The Company's revenue by significant product types:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenues:
Copper	$149,306	$86,932	$261,789	$169,008
Zinc	40,190	33,928	100,310	66,780
Zinc oxide	34,109	18,336	60,149	35,986
Gold, silver and other	38,122	18,992	47,442	37,939

	$261,727	$158,188	$469,690	$309,713

15.   Subsequent events

  (a)
  ScoZinc sale agreement

    On April 7, 2006, the Company, through its wholly owned subsidiary Pan American Resources Corp., executed the definitive purchase and sale agreement with Acadian Gold Corporation to sell 100% of its outstanding shares of ScoZinc Limited for C$7.5 million plus adjustments. The sale of ScoZinc closed on July 6, 2006.

  (b)
  Sale of Concentrate

    The Company executed its agreement to sell all the concentrate produced from the Balmat Mine for the life of the mine, anticipated to be from June 2006 to 2014.

  (c)
  Novawest Resources Inc.

    As previously disclosed, on April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages against certain defendants, including Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. Subsequent to June 30, 2006, this claim was dismissed.

16.   Hudson Bay Mining and Smelting Co., Limited

  A summary of the selective financial information for Hudson Bay Mining and Smelting Co., Limited is as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Total revenues	$261,648	$155,380	$469,582	$306,905
Net earnings	157,497	16,789	235,190	29,602
Long-term financial debt (excluding current portion)	69,912	235,076	69,912	235,076
Total assets	855,836	883,385	855,836	883,385

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HUDBAY MINERALS INC. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Periods Ended June 30, 2006 (expressed in Canadian Dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF RETAINED EARNINGS (In thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED BALANCE SHEET (in thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of Canadian dollars)
HUDBAY MINERALS INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands of Canadian dollars, except where otherwise noted) (Unaudited) For the three and six months ended June 30, 2006